                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT

        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                               (Amendment No. __)

                             CAVCO INDUSTRIES, INC.

                              (Name of the Issuer)

                             Cavco Industries, Inc.
                                  Al R. Ghelfi
                                 Janet M. Ghelfi
                            Janal Limited Partnership

                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.05 par value

                         (Title of Class of Securities)

                                   149567109

                      (CUSIP Number of Class of Securities)

             Al R. Ghelfi, 1001 North Central Avenue, Eighth Floor,
                   Phoenix, Arizona 85004, tel. (602) 256-6263

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                           person(s) filing statement)

                         Copies to:   William M. Hardin, Esq.
                                      Osborn Maledon, P.A.
                                      2929 North Central Avenue, Suite 2100
                                      Phoenix, AZ 85012-2794

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.   [ ] A tender offer

 d.   [ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            Calculation of Filing Fee

         Transaction Valuation*                         Amount of Filing Fee
         $74,302,191                                    $14,860.44

* For purposes of calculation of fee only. The transaction valuation is based upon the cash payment per share in the proposed transaction in accordance with Rule 0-11.

[X] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $14,860.44

Form or Registration No.    Schedule 14A

Filing Party:   Cavco Industries, Inc.

Date Filed:     January 7, 1997

         This Rule 13E-3 Transaction Statement (the "Statement") relates to a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 4, 1996, by and among Cavco Industries, Inc. (the "Issuer" or the "Company"), Centex Real Estate Corporation ("CREC"), MFH Holding Company (the "Holding Company"), MFH Acquisition Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership (the "Ghelfi Parties"), pursuant to which the Merger Subsidiary will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent they are deemed to be applicable to this transaction. A copy of the Merger Agreement has been filed by the Company as Appendix A to the proxy statement (the "Proxy Statement") filed as Exhibit (d) to this Statement.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and such appendices. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth in "Summary" and "Cavco Industries, Inc." is incorporated herein by reference.

         (b) The information set forth on the cover page of the Proxy Statement and in "The Special Meeting--Record Date; Voting Rights" and "Market Price and Dividend Information" is incorporated herein by reference.

         (c), (d) The information set forth in "Available Information" and "Market Price and Dividend Information" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This statement is being filed by the Issuer, and by certain affiliates of the Issuer, of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "Cavco Industries, Inc.," "The Ghelfi Parties" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (e) Negative.

         (f) Negative.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (which is incorporated by reference in the Proxy Statement) under the caption "Executive Compensation" is incorporated herein by reference.

         (a)(2) The information set forth in "Special Factors--Background of the Merger" is incorporated herein by reference.

         (b) The information set forth in "Special Factors--Background of the Merger" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary," "The Merger Agreement" and "Related Agreements" is incorporated herein by reference.

         (b) The information set forth in "Summary," "Special
Factors--Interests of Certain Persons in the Merger," "The Merger Agreement" and "Related Agreements" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a), (b) The information set forth in "Summary," "Special Factors--Certain Effects of the Merger; Plans for the Company after the Merger" and "Related Agreements--Shareholders' Agreement" is incorporated herein by reference.

         (c) The information set forth in "Summary," "Special
Factors--Interests of Certain Persons in the Merger" and "--Certain Effects of the Merger; Plans for the Company after the Merger," "The Merger
Agreement--Governing

Documents; Directors and Officers" and "Related Agreements--Shareholders' Agreement," "--Consulting Agreement" and "--Employment Agreement" is incorporated herein by reference.

         (d) The information set forth in "Special Factors--Certain Effects of the Merger; Plans for the Company after the Merger," "Related
Agreements--Shareholders' Agreement" and "Market Price and Dividend Information" is incorporated herein by reference.

         (e)-(g) The information set forth in "Summary," "The Merger Agreement--Post-Termination Proposals" and "Special Factors--Certain Effects of the Merger; Plans for the Company after the Merger" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Summary" and "Special
Factors--Financing the Merger" is incorporated herein by reference.

         (b) The information set forth in "The Special Meeting--Solicitation of Proxies," "Special Factors--Background of the Merger," "--Opinion of Financial Advisor" and "--Financing the Merger" and "The Merger Agreement--Expenses" is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in "Summary" and "Special Factors--Background of the Merger," "--Purpose of the Merger" and "--Recommendation and Reasons for the Merger" is incorporated herein by reference.

         (d) The information set forth in "Summary," "Special Factors--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger; Plans for the Company after the Merger" and "--Certain Federal Income Tax Consequences," "The Merger Agreement" and "Related Agreements" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth in "Summary" and "Special
Factors--Background of the Merger," "--Recommendation and Reasons for the Merger" and "--Interests of Certain Persons In the Merger" is incorporated herein by reference.

         (b) The information set forth in "Summary" and "Special
Factors--Background of the Merger," "--Recommendation and Reasons for the Merger" and "--Opinion of Financial Advisor" is incorporated herein by reference.

         (c) The information set forth in "Summary" and "The Special Meeting--Votes Required for Approval; Revocability of Proxies" is incorporated herein by reference.

         (d), (e) The information set forth in "Summary" and "Special Factors--Background of the Merger" and "--Recommendation and Reasons for the Merger" is incorporated herein by reference.

         (f) The information set forth in "Special Factors--Background of the Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(b) The information set forth in "Summary" and "Special Factors--Background of the Merger," "--Recommendation and Reasons for the Merger" and "--Opinion of Financial Advisor" is incorporated herein by reference.

         (c) The information set forth in "Special Factors--Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Summary," "Special Factors--Background of the Merger" and "--Interest of Certain Persons in the Merger," "The Merger Agreement," "Related Agreements" and "Certain Other Agreements Between CREC and the Ghelfi Parties" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "Summary," "The Special Meeting--Votes Required for Approval; Revocability of Proxies," "Certain Other Agreements Between CREC and the Ghelfi Parties--Voting Agreement" and "--Stock Purchase Agreement" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (b) The information set forth in "Summary" and "Special
Factors--Recommendation and Reasons for the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "Summary," "The Merger Agreement-- Dissenters' Rights" and "Dissenters' Rights" is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "Selected Financial Data" is incorporated herein by reference. The information set forth in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 and Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (which are incorporated by reference in the Proxy Statement) is incorporated herein by reference.

         (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth in "Summary" and "The Special Meeting--Solicitation of Proxies" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.

         (b) Fairness opinion of Goldman Sachs (incorporated herein by reference to Appendix B to the Proxy Statement).

         (c)(1) The Merger Agreement (incorporated herein by reference to Appendix A to the Proxy Statement).

         (c)(2) The Shareholders' Agreement (incorporated herein by reference to Exhibit D to Appendix A to the Proxy Statement).

         (c)(3) The Voting Agreement (incorporated herein by reference to
Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 4, 1996 and filed with the Commission on December 16, 1996, as amended by its Current Report on Form 8-K/A filed with the Commission on December 19, 1996 (the "1996 Form 8-K")).

         (c)(4) The Stock Purchase Agreement (incorporated herein by reference to Exhibit 99.2 to the 1996 Form 8-K).

         (d) Proxy Statement and related Notice of Special Meeting, letter to shareholders and proxy card (incorporated herein by reference to the Proxy Statement and related materials filed by the Company on Schedule 14A).

         (e) Full text of Sections 10-1301 through 10-1331 of the Arizona Business Corporation Act (incorporated herein by reference to Appendix C to the Proxy Statement).

         (f) Not applicable.

SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 7, 1997

                                 CAVCO INDUSTRIES, INC.


                                 By /s/ Brent M. Ghelfi
                                    ----------------------------------------

                                   Its President and Chief Executive Officer
                                    ----------------------------------------

                                 /s/ Al R. Ghelfi
                                    ----------------------------------------
                                 AL R. GHELFI


                                 /s/ Janet M. Ghelfi
                                    ----------------------------------------
                                 JANET M. GHELFI

                                 JANAL LIMITED PARTNERSHIP

                                 By: THE 1994 ALSONS TRUST, created February 9, 1994, general partner


                                       By /s/ Janet M. Ghelfi
                                          ----------------------------------
                                          Janet M. Ghelfi,
                                          Independent Trustee


                                       By /s/ A. R. Ghelfi
                                          ----------------------------------
                                          Al R. Ghelfi,
                                          Family Trustee

                                 By:   ALFRED AND JANET GHELFI TRUST,
                                       created August 24, 1989, general partner


                                       By /s/ Al R. Ghelfi
                                          ----------------------------------
                                          Al R. Ghelfi,
                                          Trustee


                                       By /s/ Janet M. Ghelfi
                                          ----------------------------------
                                          Janet M. Ghelfi,
                                          Trustee

                                  EXHIBIT INDEX

EXHIBIT NO.

         (a) Not applicable.

         (b) Fairness opinion of Goldman Sachs (incorporated herein by reference to Appendix B to the Proxy Statement).

         (c)(1) The Merger Agreement (incorporated herein by reference to Appendix A to the Proxy Statement).

         (c)(2) The Shareholders' Agreement (incorporated herein by reference to Exhibit D to Appendix A to the Proxy Statement).

         (c)(3) The Voting Agreement (incorporated herein by reference to
Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 4, 1996 and filed with the Commission on December 16, 1996, as amended by its Current Report on Form 8-K/A filed with the Commission on December 19, 1996 (the "1996 Form 8-K")).

         (c)(4) The Stock Purchase Agreement (incorporated herein by reference to Exhibit 99.2 to the 1996 Form 8-K).

         (d) Proxy Statement and related Notice of Special Meeting, letter to shareholders and proxy card (incorporated herein by reference to the Proxy Statement and related materials filed by the Company on Schedule 14A).

         (e) Full text of Sections 10-1301 through 10-1331 of the Arizona Business Corporation Act (incorporated herein by reference to Appendix C to the Proxy Statement).

         (f) Not applicable.